

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Ignacio Antoñanzas A.
Chief Executive Officer
Enersis S. A.
Santa Rosa 76,
Santiago, Chile

> **Re:** **Enersis S. A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 11, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed November 26, 2010**
> **File No. 001-12440**

Dear Mr. Antoñanzas:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: J. Allen Miller, Esq.